THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

August 4, 2009

Ms. Maryse Mills-Apenteng, Esq.
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

RE:	Multiplayer Online Dragon, Inc.
Form S-1 Registration Statement
File No. 333-159896

Dear Ms. Mills-Apenteng:

       In response to your letter of comments dated July 8, 2009, please be advised as follows:

General

      1.  The disclosure has been revised as requested.

Cover Page

2.  The corrections have been made.

Summary of Our Offering

3.  Disclosure of the going concern opinion has been provided.

      4.  The disclosure has been revised to state that the Company has no current or historical operations, and that the current business plan is to design, host, and market collaborative Internet search communications systems.

Risk Factors

5.  A risk factor has been added disclosing the conflict of interest.

      6.  Disclosure has been provided that the Company has no operations or product.

      7.  Reference to Microsoft and Yahoo has been deleted.

Ms. Maryse Mills-Apenteng, Esq.
Legal Branch Chief
Securities and Exchange Commission
RE:	Multiplayer Online Dragon, Inc.
Form S-1 Registration Statement
File No. 333-159896
August 4, 2009
Page 2

      8.  We acknowledge the confusion in the language and have revised to clarify the same.

      9.  The opinion is that of the Company.  As you know this information is common knowledge and permeates just about every SEC filing relating to doing business in China.  No consent is required as a matter of law.

Plan of Distribution; Terms of the Offering

      10.  The requested language has been provided.

Management’s Discussion and Analysis or Plan of Operation

      11.  The information requested has been provided.

Business

      12.  Disclosure of the target/market users has been provided.  Specifically, we do not know why Internet users would choose the Company search engine over established search engines.   You would have to inquire of the users.  We know people will use the Company’s search engine merely because it is there.

      13.  The disclosure requested has been provided.

      14.  The statistics have been deleted.  Supplementally, you can Google the matter and the statistics appear.

      15.  The disclosure in the accounting about a Vancouver office was incorrect and has been deleted.

Undertakings

      16.   The undertakings have been revised as requested.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:hdw
cc: Multiplayer Online Dragon, Inc.